GRASIM
ADITYA BIRLA GROUP

82-3322

April 28, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street,,
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held on 28th April, 2004 has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2004. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company : GRASIM INDUSTRIES LIMITED
Regd. Office : Birlagram, Nagda 456 331

For the year ended 31st March, 2004

(Rs. in crores)

		Year ended 31.03.04 (Audited)	Year ended 31.03.03 (Audited)
1.	Total Turnover	6129.95	5412.28
2.	Gross Profit : (before deducting any of the following)	1475.31	1135.75
	a) Interest	(153.88)	(168.41)
	b) Depreciation	(273.06)	(254.14)
	c) i) Provision for Current Tax	(291.00)	(192.00)
	ii) Deferred Tax	(7.00)	15.00
	iii) Tax Provision of earlier years written back	-	40.00
		750.37	576.20
	d) Profit/ (Loss) on Sale of Trade Investments	28.89	(208.62)
3.	Net Profit after tax	779.26	367.58
4.	a) Add : B/F from last year's Balance	955.41	929.24

(Rs. in crores)

			Year ended 31.03.04 (Audited)	Year ended 31.03.03 (Audited)
	c)	Debenture Redemption Reserve no longer required	(42.04)	(212.01)
	d)	Investment Allowance Reserve no longer required	(8.27)	-
5.	Dividend :			
	Proposed @ Rs. 14/- per share (Last year @ Rs. 10/- per share)		128.34	91.67
	Corporate Tax on Dividend		16.44	11.75
6.	Balance carried forward		790.20	955.41
7.	Paid-up Equity Capital		91.67	91.67
8.	Reserves Excluding Revaluation Reserve		3513.83	2879.35
9.	Particulars of proposed right/convertible debenture issue		None	None

This is for your information and doing the needful.

Please acknowledge receipt.

Thanking you,
Yours faithfully,
For GRASIM INDUSTRIES LIMITED

ASHOK MALU
Company Secretary

GRASIM
ADITYA BIRLA GROUP

April 28, 2004

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street,
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 28th April, 2004 have :

1. Approved the Audited Annual Accounts of the Company for the year ended 31st March, 2004, a copy of which is sent herewith.

2. Recommended payment of dividend on Equity Shares for the year ended 31st March, 2004 @ Rs.14 per share.

An elaborate note in respect of the above is enclosed herewith which shall also be released as Press Release during the day.

This is for your information.

Thanking you,

Yours faithfully,
For GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

encl : a/a.

Press Release Mumbai, April 28, 2004

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR FY 2004

Profit after Tax Up by 112%

Declares 140% Dividend

	Q4 FY 2004		FY 2004 (Audited)	
	Rs. Crs.	% Change	Rs. Crs.	% Change
Net Turnover	1,553.2	27.4%	5,233.3	13.2%
Profit Before Tax and Exceptional Items	410.1	112.4%	1,048.4	47.0%
Total Tax Expenses	128.0	433.3%	298.0	68.4%
Exceptional Items	---	---	28.9	---
Profit after Tax	282.1		779.3	112.0%
EPS (Rupees)			85.0	112.0%

Grasim, the flagship Company of the Aditya Birla Group, has reported a stellar performance for the financial year ended 31st March 2004. Its turnover, gross profit and net profit have all registered substantive increases. While, Turnover was up by 13.2% at Rs. 5233.3 crores, Gross Profit rose by 36.6% at Rs. 1321.4 crores. Net Profit after total tax expenses was up by 112% at Rs. 779.3 crores, despite a considerably higher provision for tax expenses.

Grasim's performance has been driven by four major factors:

- First, growth in volumes;
- secondly, higher realisations;
- thirdly, savings in operating costs resulting from ongoing modernization efforts, up-gradation of plants and energy optimization; and
- fourthly, lowering of financing cost.

On a quarter-to-quarter basis, the Q4 results have been exemplary. All major businesses recorded an all round growth by way of higher production, volumes and realizations. While Turnover was up by 27.4% at Rs. 1553.2 crores, the Profit after taxes but before Exceptional items showed a robust growth of 66.8% at Rs. 282.1 crores.

The Company's financial performance for the Quarter ended 31st March, 2004 as well as the full year is as indicated.

(Rs. Crores)

	Q4FY04	Q4FY03	% Change	FY 2004 (Audited)	FY 2003 (Audited)	% Change
Net Turnover	**1,553.2**	**1,219.2**	**27.4%**	**5,233.3**	**4,623.3**	**13.2%**
PBIDT	**513.3**	**299.5**	**71.4%**	**1,475.3**	**1,135.7**	**29.9%**
Interest	35.0	40.6	(-) 13.6%	153.9	168.4	(-) 8.6%
Gross Profit	**478.3**	**258.9**	**84.8%**	**1,321.4**	**967.3**	**36.6%**
Depreciation	68.2	65.8	3.7%	273.0	254.1	7.4%
Profit before Taxes and Exceptional Items	**410.1**	**193.1**	**112.4%**	**1,048.4**	**713.2**	**47.0%**
Total Tax Expenses	128.0	24.0	433.3%	298.0	177.0	68.4%
Exceptional Items	---	(-) 168.6	---	28.9	(-) 168.6	---
Profit after Taxes	**282.1**	**0.5**		**779.3**	**367.6**	**112.0%**
EPS (Rupees)				**85.0**	**40.1**	**112.0%**

Dividend

The Board of Directors has, at its meeting held today, recommended a dividend of 140% (Last year 100%). The Company will, in addition, absorb Corporate Tax on Dividend (CTD) @ 12.81%. The total payout on this account (inclusive of CTD) would be Rs.144.8 crores (Rs.103.4 crores), an increase of 40% over the dividend paid in the previous year.

Highlights of Grasim's operations:

PRODUCTION/TURNOVER

		FY 2004 (Audited)	FY 2003 (Audited)	% Change
Production -				
Viscose Staple Fibre	M.T.	221005	224610	-2%
Cement	Mn. M.T.	11.85	11.09	7%
White Cement	M.T.	310578	310163	-
Sponge Iron	M.T.	687272	612879	12%
Caustic Soda	M.T.	157541	151445	4%
Sales Volumes -				
Viscose Staple Fibre	M.T.	229110	227900	1%
Cement	Mn. M.T.	11.96	11.16	7%
White Cement	M.T.	314819	305223	3%
Sponge Iron	M.T.	676921	612425	11%
Caustic Soda	M.T.	156967	150825	4%

Net Realisation

		FY 2004 (Audited)	FY 2003 (Audited)	% Change
Viscose Staple Fibre	Rs./M.T.	72269	67921	6%
Cement	Rs./M.T.	1712	1690	1%
White Cement	Rs./M.T.	5215	5507	-5%
Sponge Iron	Rs./M.T.	9188	6379	44%
Caustic Soda (ECU)	Rs./M.T.	16338	14402	13%

VSF Business

The VSF business put up a creditable performance during the year. Despite stiff competition from the Polyester industry, realizations improved by 6%. The performance has to be viewed in the backdrop of severe water scarcity arising out of poor monsoons that affected the Company's plants at Nagda and Harihar. These were shut for 45 days and 75 days respectively during the year.

The Company managed to operate its VSF manufacturing facilities at more than their rated capacities. The Company had built up sufficient inventories to meet the customers' requirement. This has enabled the Company not only to perform well in the year under review but will also help it to maintain near normal sales during the current quarter of this financial year.

The division's unrelenting endeavours towards developing new applications and superior quality VSF in terms of feel, comfort, fashion and hygiene have yielded rich dividends. To augment its work in this direction, the Company is setting up a VSF Research and Application Centre in Kharach involving a Capital outlay of Rs.27 crores. The Center is expected to be fully operational in this year.

The Company has also expanded its VSF capacity at different plants. In aggregate, the capacity has been increased by 31075 MT, raising the total VSF capacity to 251850 MT at the end of FY 2004.

Cement Business

The Cement Business performed well during the year. While the industry grew by 5%, the Company's Cement business grew by 7%, both in production and sales volumes. The share of blended cement in the total cement production increased from 35% to 46%. Despite realizations being flat, the operating margins were higher. Higher sales volumes and constant cost cutting measures in operations and logistics helped in the improved performance of this business.

To leverage its brand equity, Birla Plus, Birla Super and Birla Ready Mix have been identified as national brands. Regional brands will be gradually phased out.

The Company has incurred a total capital outlay of Rs.127 crores on normal modernization and capacity expansion through de-bottlenecking. This has resulted in raising the Company's cement capacity to 13.12 million tonnes.

Going forward, the renewed impetus on the infrastructure sector by the Government and the expected strong growth in the housing sector should bode well for the cement business. The Company expects to better its performance in the ensuing years.

Acquisition of controlling stake in Larsen & Toubro's Demerged Cement Business

As a part of the proposal for demerger of the Cement business of Larsen & Toubro Limited (L&T) to UltraTech CemCo Limited (CemCo), the Company has entered into an agreement to acquire 8.5% equity stake in CemCo from L&T and proposes to make an Open Offer for purchase of an additional 30% of the equity of CemCo. Post Demerger, the Company also proposes to sell its entire holding in L&T (Demerged Company) to L&T Employees Welfare Foundation.

The Hon'ble High Court, Mumbai has approved the Scheme of Arrangement u/s 391 and 394 of the Companies Act, on April 22, 2004. The Company has to-date deposited an aggregate sum of Rs.1279 crores equivalent to the Gross Consideration for the proposed Open offer in Escrow Account with Scheduled Commercial Banks.

The completion of the demerger process and the acquisition/sale of shares as aforesaid are subject to compliance with certain statutory/regulatory provisions, and the process in that respect has already been initiated.

Sponge Iron Business

The performance of the Sponge Iron business has been excellent. Production and Sales volumes were up by 12% and 11% at 687272 MT and 676921 MT respectively. Realisations surged by 44% to Rs.9188 per MT. Viewed in the backdrop of increased input cost due to higher usage of naptha and higher price of pellets and iron ore, the performance of the Company has been commendable.

The outlook for Sponge Iron Business remains positive as demand for steel is on an upswing, both in the domestic and largely the Chinese markets. Rising scrap prices also will have a salutary impact on the performance of this business.

Chemical Business

The Chemical Business posted an impressive all round performance with both production and sales volumes registering a growth of 4% over the previous year. ECU realization was up by 13% over the corresponding year at Rs.16338 per MT.

The division is constantly striving to optimize resource utilization and reduce costs through R&D and the development of ancillary products for enhanced growth and profitability.

Outlook

The Company is poised for a significant growth in the years ahead. Grasim's optimism is based on its expanded capacities, leadership status in its key business segments, cost optimization measures, strategic planning and prudent financial management.

-o-O-o-

GRASIM

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED ON 31st MARCH 2004

Rs in Crores

	Nine Months Ended 31st December 2003	Three Months Ended 31st March 2004	Three Months Ended 31st March 2003	Full Year Ended 31st March 2004 (Audited)	Full Year Ended 31st March 2003 (Audited)	Consolidated Financial Results for the year ended 31st March 2004 (Audited)	Consolidated Financial Results for the year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**3,680.06**	**1,553.21**	**1,219.19**	**5,233.27**	**4,623.34**	**5,510.39**	**4,907.59**
Other Income	108.28	72.06	55.72	180.34	115.84	197.58	121.37
Total Expenditure							
- Decrease / (Increase) in Stock	25.76	(1.45)	(11.19)	24.31	13.75	24.63	17.06
- Raw Material Consumed	963.31	409.18	338.06	1,372.49	1,175.91	1,414.07	1,227.46
- Purchases of Finished Goods	37.89	12.58	6.68	50.47	17.62	50.47	17.54
- Payment to & Provision for Employees	257.90	101.00	92.98	358.90	332.24	386.68	376.19
- Power & Fuel	650.85	238.16	222.92	889.01	855.53	952.09	916.19
- Freight , Handling & Other expenses	377.06	149.05	130.70	526.11	508.68	546.86	532.17
- Other Expenditure	513.58	203.43	195.30	717.01	699.70	819.55	790.93
Total Expenditure	**2,826.35**	**1,111.95**	**975.45**	**3,938.30**	**3,603.43**	4,194.35	**3,877.54**
Interest	118.82	35.06	40.60	153.88	168.41	195.58	213.13
Gross Profit	**843.17**	**478.26**	**258.86**	**1,321.43**	**967.34**	**1,318.04**	**938.29**
Depreciation	204.87	68.19	65.75	273.06	254.14	308.08	287.28
Profit before Exceptional Items and Tax	**638.30**	**410.07**	**193.11**	**1,048.37**	**713.20**	**1,009.96**	**651.01**
Tax Provision of earlier years written back	-	-	40.00	-	40.00	1.44	39.76
Profit/ (Loss) on Sale of Trade Investments	28.89	-	(208.62)	28.89	(208.62)	28.89	(208.62)
Profit before Tax Expense	**667.19**	**410.07**	**24.49**	**1,077.26**	**544.58**	**1,040.29**	**482.15**
Provision for Current Tax	(162.00)	(129.00)	(56.00)	(291.00)	(192.00)	(291.20)	(192.22)
(Deferred Tax) / Deferred Tax write-back	(8.00)	1.00	32.00	(7.00)	15.00	(10.83)	29.25
Net Profit	**497.19**	**282.07**	**0.49**	**779.26**	**367.58**	**738.26**	**319.18**
Less : Minority Interest						(1.01)	-
Net Profit (After Minority Interest)						**737.25**	**319.18**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*3,513.83*	*2,879.35*	*3,222.92*	*2,633.36*
Basic & Diluted EPS for the period (Rupees)	**54.23**	**30.76**	**0.05**	**84.99**	**40.09**	**80.41**	**34.81**
Aggregate of Non-Promoter Shareholding							
- Number of Shares				71560826	72954440		
- Percentage of Shareholding				78.06%	79.58%		

Notes:

1. As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) to UltraTech CemCo Limited (Cemco), the Company has entered into an agreement to acquire 8.5% equity stake in Cemco from L&T and proposes to make an Open Offer for purchase of an additional 30% of the equity of Cemco. Post demerger, the Company also proposes to sell its entire holding in L&T (Demerged Company) to L&T Employees Welfare Foundation.

   The Hon'ble High Court, Mumbai has approved the Scheme of Arrangement u/s 391 and 394 of the Companies Act,1956 on 22nd April 2004.The Company has todate deposited an aggregate sum of Rs.1279 Crs [A sum of Rs.128 Crs in December 2003 and the balance sum of Rs.1151 Crs in April 2004] equivalent to the Gross Consideration for the proposed Open Offer in Escrow Accounts with Scheduled Commercial Banks.The completion of the demerger process and the acquisition/sale of shares as aforesaid are subject to compliance with certain statutory / regulatory provisions, and the process in that respect has already been initiated.

2. The Pulp & Fibre plants at Harihar were closed for 40 & 31 days respectively during this quarter due to intermittent shortage arising out of poor monsoon in FY-04. However, the event did not have any significant impact on the last quarter's profitability as the Company's other VSF manufacturing facilities were operated at its maximum capacities to meet the total demand.

3. Consolidated Financials have been prepared by applying Accounting Standard 21 - "Consolidated Financial Statements" and Accounting Standard 27 - "Financial Reporting of Interest in Joint Ventures" issued by the Institute of Chartered Accountants of India.

4. The Board of Directors has recommended a dividend of Rs.14 per share aggregating to Rs.144.78 Crores (including Dividend Tax).

Cont. on Page 2

Cont. from Page 1

5. **Segments Reporting:**

Rs. in Crores

	Nine Months Ended 31st 'December 2003	Three Months Ended 31st 'March 2004	Three Months Ended 31st 'March 2003	Full Year ended 31st March 2004 (Audited)	Full Year ended 31st March 2003 (Audited)	Consolidated Financial Results for the year ended 31st March 2004 (Audited)	Consolidated Financial Results for the year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE							
a Fibre & Pulp	1,267.68	497.82	403.56	1,765.50	1,640.83	1,808.20	1,685.05
b Cement	1,704.52	715.39	588.40	2,419.91	2,188.52	2,548.93	2,352.01
c Sponge Iron	406.16	232.76	118.30	638.92	406.13	638.92	406.13
d Chemicals	215.55	79.82	70.08	295.37	256.98	295.37	256.98
e Textiles	177.18	64.77	64.22	241.95	229.29	241.95	229.29
f Others	0.04	(0.01)	1.03	0.03	5.73	105.92	82.36
	3,771.13	1,590.55	1,245.59	5,361.68	4,727.48	5,639.29	5,011.82
(Less) : Inter Segment Revenue	(91.07)	(37.34)	(26.40)	(128.41)	(104.14)	(128.90)	(104.23)
Net Sales / Income from Operations	**3,680.06**	**1,553.21**	**1,219.19**	**5,233.27**	**4,623.34**	**5,510.39**	**4,907.59**
2. SEGMENT RESULTS							
a Fibre & Pulp	368.02	152.34	123.57	520.36	540.23	518.29	536.97
b Cement	162.51	133.15	58.17	295.66	221.29	297.90	214.04
c Sponge Iron	118.69	100.52	29.84	219.21	66.56	219.21	66.56
d Chemicals	42.37	16.00	5.18	58.37	37.22	58.37	37.22
e Textiles	(2.54)	2.31	(6.69)	(0.23)	(22.57)	(0.23)	(22.57)
f Others	(0.18)	(0.58)	(0.03)	(0.76)	(4.08)	2.36	(3.74)
	688.87	403.74	210.04	1,092.61	838.65	1,095.90	828.48
Add / (Less) :							
Interest	**(118.82)**	**(35.06)**	**(40.60)**	**(153.88)**	**(168.41)**	**(195.58)**	**(213.13)**
Net Unallocable Income / (Expenditure)	68.25	41.39	23.67	109.64	42.96	109.64	35.66
Profit before Exceptional Items and Tax Expense	**638.30**	**410.07**	**193.11**	**1,048.37**	**713.20**	**1,009.96**	**651.01**
Tax Provision of earlier years written back	-	-	40.00	-	40.00	1.44	39.76
Profit/ (Loss) on Sale of Trade Investments	28.89	-	(208.62)	28.89	(208.62)	28.89	(208.62)
Profit Before Tax Expenses	**667.19**	**410.07**	**24.49**	**1,077.26**	**544.58**	**1,040.29**	**482.15**
3. CAPITAL EMPLOYED							
a Fibre & Pulp	811.50	825.05	850.57	825.05	850.57	847.48	873.15
b Cement	1,987.32	2,032.51	2,087.69	2,032.51	2,087.69	2,046.97	2,126.58
c Sponge Iron	468.41	488.50	497.76	488.50	497.76	488.50	497.76
d Chemicals	197.05	206.54	210.75	206.54	210.75	206.54	210.75
e Textiles	111.05	109.01	109.34	109.01	109.34	109.01	109.34
f Others	2.61	2.09	3.44	2.09	3.44	222.13	214.58
	3,577.94	3,663.70	3,759.55	3,663.70	3,759.55	3,920.63	4,032.16
g Unallocated Corporate Capital Employed	2,738.19	2,644.86	1,919.33	2,644.86	1,919.33	2,463.31	1,737.99
TOTAL CAPITAL EMPLOYED	**6,316.13**	**6,308.56**	**5,678.88**	**6,308.56**	**5,678.88**	**6,383.94**	**5,770.15**

6 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabrics & Yarn
Others	- Mainly Telecom (in Consolidated Accounts)

7 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

8 During the quarter, total thirteen investor complaints were received , which were promptly attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

9 The above results have been taken on record at the meeting of the Board of Directors held on 28th April,2004.

For and on behalf of Board of Directors

Place : Mumbai
Date : 28th April , 2004

Shailendra K. Jain
Whole-time Director